FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2002

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

Suite 1200, 95 Wellington Street West
Toronto, Ontario
M5J 2V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ________ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes X No ________

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

FALCONBRIDGE

Falconbridge Limited
Suite 1200, 95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Rapifax 956-5757

FALCONBRIDGE SCHEDULES SUMMER SHUTDOWNS AT MAIN NICKEL OPERATIONS

FOR IMMEDIATE RELEASE

May 21, 2002, TORONTO, Ontario – Falconbridge Limited today announced it has scheduled various maintenance and vacation shutdowns during the summer months at both its Sudbury Smelter and Nikkeverk Refinery.

Joe Laezza, Senior Vice President Nickel, explains, " With the excess smelting capacity we now have in Sudbury, we've scheduled these summer shutdowns in order to reduce our operating costs and run the plants at full capacity for the rest of the year. The shutdowns have already been factored into our production forecasts and won't have any impact on our annual production and sales estimates."

The Sudbury Smelter will take a maintenance shutdown from June 18th to July 7th inclusive and a vacation shutdown from July 8th to August 8th. The Nikkelverk refinery in Kristiansand, Norway will take a vacation shutdown from July 15th to August 5th inclusive.

Falconbridge is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. It is owned by Noranda Inc. (57%) of Toronto and is listed on the Toronto Stock Exchange.

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For further information please contact:

Media: Caroline Casselman, Director, Communications & Public Affairs, 416-956-5781
Financial Analysts/Investors: Marguerite Manshreck-Head, Director, Investor Relations, 416-956-5765, www.falconbridge.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)

May 22, 2002

By: P.D. Lafrance – Assistant Secretary